CBL & ASSOCIATES PROPERTIES, INC.
CBL Center
2030 Hamilton Place Blvd., Suite 500
Chattanooga, Tennessee 37421

June 1, 2015

Mr. Daniel L. Gordon
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-3561

RE:	CBL & Associates Properties, Inc. (herein “CBL”)
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
SEC File No. 001-12494

CBL & Associates Limited Partnership (herein the “Operating Partnership”)
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
SEC File No. 333-182515-01

Dear Mr. Gordon:

In reference to your comment letter of May 15, 2015 and with respect to your review of our Form 10-K for the fiscal year ended December 31, 2014, filed March 2, 2015, this letter sets forth CBL's and the Operating Partnership’s (collectively, the “Company”) responses to each comment, numbered to correspond to the Staff's letter.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Same-center Net Operating Income, page 55

1.
It appears that the NOI measures on page 56 are inclusive of NOI attributable to non-controlling interests in the OP. Please revise labels of these non-GAAP measures in future filings to indicate that they include both the company’s share and the non-controlling interests’ share of property NOI and same-center NOI.

We acknowledge the Staff’s comment. The following is an example of the revised disclosure we intend to include in future filings related to same-center net operating income to clarify our presentation, using the disclosure from our Form 10-K for the Fiscal Year Ended December 31, 2014 as an example, with the revisions highlighted in red below:
Same-center Net Operating Income
NOI is a supplemental measure of the operating performance of our shopping centers and other Properties. We define NOI as property operating revenues (rental revenues, tenant reimbursements and other income) less property operating expenses (property operating, real estate taxes and maintenance and repairs).
~~Similar to FFO,~~ W~~w~~e compute NOI based on our Operating Partnership’s pro rata share of both consolidated and unconsolidated Properties. We believe that presenting NOI and same-center NOI (described below) based on our Operating Partnership’s pro rata share of both consolidated and unconsolidated Properties is useful since we conduct substantially all of our business through our Operating Partnership and, therefore, it reflects the performance of the Properties in absolute terms regardless of the ratio of ownership interests of our common shareholders and the noncontrolling interest in the Operating Partnership. Our definition of NOI may be different than that used by other companies and, accordingly, our calculation of NOI may not be comparable to that of other companies.
Since NOI includes only those revenues and expenses related to the operations of our shopping center Properties, we believe that same-center NOI provides a measure that reflects trends in occupancy rates, rental rates and operating costs and the impact of those trends on our results of operations. Our calculation of same-center NOI excludes lease termination income, straight-line rent adjustments, and amortization of above and below market lease intangibles in order to enhance the comparability of results from one period to another, as these items can be impacted by one-time events that may distort same-center NOI trends and may result in same-center NOI that is not indicative of the ongoing operations of our shopping center and other Properties. Same-center NOI is for real estate properties and does not include the results of operations of our subsidiary that provides janitorial, security and maintenance services.

We include a Property in our same-center pool when we have owned all or a portion of the Property since January 1 of the preceding calendar year and it has been in operation for both the entire preceding calendar year ended December 31, 2013 and the current year ended December 31, 2014. New Properties are excluded from same-center NOI, until they meet this criteria. The only Properties excluded from the same-center pool that would otherwise meet this criteria are Non-core Properties, Properties under major redevelopment, Properties being considered for repositioning, Properties where we intend to renegotiate the terms of the debt secured by the related Property and Properties included in discontinued operations. Madison Square and Madison Plaza were classified as Non-core Properties as of December 31, 2014. Lender Properties consisted of Gulf Coast Town Center, Triangle Town Center and Triangle Town Place as of December 31, 2014. Properties under major redevelopment as of December 31, 2014 included the Annex at Monroeville, CoolSprings Galleria and Northgate Mall. Properties where we are considering alternatives to reposition the Property included Chesterfield Mall and Wausau Center at December 31, 2014.
Due to the exclusions noted above, same-center NOI should only be used as a supplemental measure of our performance and not as an alternative to GAAP operating income (loss) or net income (loss). A reconciliation of our same-center NOI to net income attributable to the Company for the years ended December 31, 2014 and 2013 is as follows (in thousands):

	Year Ended December 31,
	2014	2013
Net income ~~attributable to the Company~~	$253,033	$110,370
Adjustments: (1)
Depreciation and amortization	326,237	319,260
Interest expense	272,669	266,843
Abandoned projects expense	136	334
Gain on sales of real estate assets	(6,329)	(2,002)
(Gain) loss on extinguishment of debt	(87,893)	9,108
Gain on investment	—	(2,400)
Loss on impairment	18,539	75,283
Income tax provision	4,499	1,305
Lease termination fees	(3,808)	(4,217)
Straight-line rent and above and below market rent	(3,359)	(1,502)
Net income attributable to noncontrolling interests in ~~earnings of Operating Partnership~~ other consolidated subsidiaries	(3,777)	(18,041)
Gain on discontinued operations	(276)	(1,144)
General and administrative expenses	50,271	48,867
Management fees and non-property level revenues	(36,386)	(23,552)
~~Company's~~ Operating Partnership's share of property NOI	783,556	778,512
Non-comparable NOI	(63,968)	(75,492)
Total same-center NOI	$719,588	$703,020

(1)
Adjustments are based on our Operating Partnership’s pro rata ownership share, including our share of unconsolidated affiliates and excluding noncontrolling interests' share of consolidated Properties.

Same-center NOI increased $16.6 million for the year ended December 31, 2014 compared to 2013. Our NOI growth of 2.4% for 2014 was driven primarily by increases of $13.4 million in minimum rent and $4.1 million in tenant reimbursements. The increases in rental rates were a result of our positive leasing spreads of 12.6% for our Stabilized Mall portfolio as we continued to upgrade our tenant mix. Additionally, maintenance and repair expenses, as compared to the prior-year period, were relatively flat for 2014 as a $1.0 million increase in snow removal expenditures was offset by a similar decline in maintenance and supplies expense due to operating efficiencies.

Funds from Operations, page 81

2.
We note your reconciliation of FFO and FFO, as adjusted on page 82. In future filings, please revise the labels of these non-GAAP measures to indicate that the measure represents Funds from operations of the Operating Partnership common unitholders and Funds from operations of the Operating Partnership common unitholders, as adjusted.

We will modify our presentation of our FFO reconciliations in future filings as follows, using the disclosure from our Form 10-K for the Fiscal Year Ended December 31, 2014 as an example, with the changes shown in red below:
Funds From Operations
FFO is a widely used measure of the operating performance of real estate companies that supplements net income (loss) determined in accordance with GAAP. The National Association of Real Estate Investment Trusts (“NAREIT”) defines FFO as net income (loss) (computed in accordance with GAAP) excluding gains or losses on sales of depreciable operating properties and impairment losses of depreciable properties, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures and noncontrolling interests. Adjustments for unconsolidated partnerships and joint ventures and noncontrolling interests are calculated on the same basis. We define FFO ~~allocable to common shareholders~~ as defined above by NAREIT less dividends on preferred stock of the Company or distributions on preferred units of the Operating Partnership, as applicable. Our method of calculating FFO ~~allocable to common shareholders~~ may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs.
We believe that FFO provides an additional indicator of the operating performance of our Properties without giving effect to real estate depreciation and amortization, which assumes the value of real estate assets declines predictably over time. Since values of well-maintained real estate assets have historically risen with market conditions, we believe that FFO enhances investors’ understanding of our operating performance. The use of FFO as an indicator of financial performance is influenced not only by the operations of our Properties and interest rates, but also by our capital structure.
We present both FFO allocable to ~~of our~~ Operating Partnership common unitholders and FFO allocable to common shareholders, as we believe that both are useful performance measures.  We believe FFO allocable to ~~of our~~ Operating Partnership common unitholders is a useful performance measure since we conduct substantially all of our business through our Operating Partnership and, therefore, it reflects the performance of the Properties in absolute terms regardless of the ratio of ownership interests of our common shareholders and the noncontrolling interest in our Operating Partnership.  We believe FFO allocable to common shareholders is a useful performance measure because it is the performance measure that is most directly comparable to net income (loss) attributable to common shareholders.
In our reconciliation of net income (loss) attributable to common shareholders to FFO allocable to Operating Partnership common unitholders ~~shareholders~~ that is presented below, we make an adjustment to add back noncontrolling interest in income (loss) of our Operating Partnership in order to arrive at FFO of the ~~our~~ Operating Partnership common unitholders.  We then apply a percentage to FFO of the ~~our~~ Operating Partnership common unitholders to arrive at FFO allocable to common shareholders.  The percentage is computed by taking the weighted-average number of common shares outstanding for the period and dividing it by the sum of the weighted-average number of common shares and the weighted-average number of Operating Partnership units held by noncontrolling interests during the period.
FFO does not represent cash flows from operations as defined by GAAP, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to net income (loss) for purposes of evaluating our operating performance or to cash flow as a measure of liquidity.
FFO, as adjusted, for the year ended December 31, 2014 excludes an $83.2 million gain on extinguishment of debt, net of non-cash default interest expense, primarily related to the conveyance of Chapel Hill Mall and Columbia Place and the foreclosure of Citadel Mall. It also excludes a partial litigation settlement of $7.8 million, net of related expenses. FFO, as adjusted, for the year ended December 31, 2013, excludes a $9.1 million loss on extinguishment of debt, a $2.4 million gain on investment and an $8.2 million partial litigation settlement. In 2012, we recorded a gain on investment of $45.1 million related to the acquisition of the remaining 40% noncontrolling interest in Imperial Valley Mall in December 2012. Considering the significance and nature of these items, we believe that it is important to identify the impact of these changes on our FFO measures for a reader to have a complete understanding of our results of operations. Therefore, we have also presented FFO excluding these items.

FFO of the Operating Partnership increased 24.7% to $545.5 million for the year ended December 31, 2014 compared to $437.5 million for the prior year.  Excluding the litigation settlements, the gain on investments, non cash default interest expense and gain (loss) on extinguishment of debt, FFO of the Operating Partnership increased 4.3% for the year ending December 31, 2014 to $454.6 million compared to $435.9 million in 2013.
The reconciliation of ~~FFO to~~ net income attributable to common shareholders to FFO allocable to Operating Partnership common unitholders is as follows (in thousands):

	Year Ended December 31,
	2014	2013	2012
Net income attributable to common shareholders	$174,258	$40,312	$84,089
Noncontrolling interest in income of Operating Partnership	30,106	7,125	19,267
Depreciation and amortization expense of:
Consolidated properties	291,273	278,911	255,460
Unconsolidated affiliates	41,806	39,592	43,956
Discontinued operations	—	6,638	13,174
Non-real estate assets	(2,311)	(2,077)	(1,841)
Noncontrolling interests' share of depreciation and amortization	(6,842)	(5,881)	(5,071)
Loss on impairment, net of tax benefit	18,434	73,485	50,343
Gain on depreciable property	(937)	(7)	(652)
Gain on discontinued operations, net of taxes	(273)	(647)	(566)
FFO~~unds from operations of the~~ allocable to Operating Partnership common unitholders	545,514	437,451	458,159
Litigation settlement, net of related expenses	(7,763)	(8,240)	—
Gain on investments	—	(2,400)	(45,072)
Non cash default interest expense	4,695	—	—
(Gain) loss on extinguishment of debt	(87,893)	9,108	(265)
FFO~~unds from operations of the~~ allocable to Operating Partnership common unitholders, as adjusted	$454,553	$435,919	$412,822

The reconciliations of FFO allocable to ~~of the~~ Operating Partnership common unitholders to FFO allocable to common shareholders, including and excluding the litigation settlements, gain on investments, non cash default interest and the gain (loss) on extinguishment of debt are as follows (in thousands):

	Year Ended December 31,
	2014	2013	2012
FFO~~unds from operations of the~~ allocable to Operating Partnership common unitholders	$545,514	$437,451	$458,159
Percentage allocable to common shareholders (1)	85.27%	84.97%	81.36%
FFO~~unds from operations~~ allocable to common shareholders	$465,160	$371,702	$372,758

FFO~~unds from operations of the~~ allocable to Operating Partnership common unitholders, as adjusted	$454,553	$435,919	412,822
Percentage allocable to common shareholders (1)	85.27%	84.97%	81.36%
FFO~~unds from operations~~ allocable to common shareholders, as adjusted	$387,597	$370,400	$335,872

(1)
Represents the weighted-average number of common shares outstanding for the period divided by the sum of the weighted-average number of common shares and the weighted-average number of Operating Partnership units held by noncontrolling interests during the period.

In connection with these responses, the Company acknowledges that:

▪	it is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or comments concerning this letter, please do not hesitate to contact the undersigned or Andy Cobb in my absence at (423) 855-0001.

Sincerely,
CBL & ASSOCIATES PROPERTIES, INC.

_/s/ Farzana K, Mitchell_________________
Farzana K. Mitchell
Executive Vice President –
Chief Financial Officer and Treasurer

CBL & ASSOCIATES LIMITED PARTNERSHIP
By: CBL HOLDINGS I, INC., its general partner

_/s/ Farzana K, Mitchell_________________
Farzana K. Mitchell
Executive Vice President –
Chief Financial Officer and Treasurer